SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-54697

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	3DIcon Corporation
Former name if applicable
Address of principal executive office	6804 South Canton Avenue, Suite 150
City, state and zip code	Tulsa, Oklahoma 74136

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending June 30, 2012 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Mark Willner	(918) 494-0505
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Change for Results of Operation

For the Six Months Period Ended June 30, 2012 and 2011

It is anticipated that a significant change in results of operations for the Six Months Period Ended June 30, 2012 from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q.  The registrant anticipates its results of operations to reflect a decrease in operating expenses from approximately $1,000,000 for the six months ended June 30, 2011 to approximately $900,000 for the six months ended June 30, 2012.  The overall decrease in operating expenses is primarily attributable to the approximate $30,000 decrease in research and development expense from the termination of consulting agreements.  Further, the decrease in operating expenses is primarily attributable to a decrease in stock based Board of Directors’ fees of approximately $100,000 during the six months ended June 30, 2012. These expenses also consisted of general expenses, research and development costs, compensation, consulting and professional fees incurred in connection with the day to day operation of the registrant’s business and the preparation and filing of its financial disclosure reports with the U.S. Securities and Exchange Commission.

3DIcon Corporation

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2012	/s/ Mark Willner
By: Mark Willner
Title: Chief Executive Officer